UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Santa Monica Media Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

802501106

(CUSIP Number)

May 25, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 802501106

1. Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only

4. Citizenship or Place of Organization…Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…0
6. Shared Voting Power…1,368,500
7. Sole Dispositive Power…0
8. Shared Dispositive Power…1,368,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person…1,368,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9) 8.53%

12. Type of Reporting Person (See Instructions) PN

CUSIP No. 802501106

1. Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only

4. Citizenship or Place of Organization…Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…0
6. Shared Voting Power…1,368,500
7. Sole Dispositive Power…0
8. Shared Dispositive Power…1,368,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person…1,368,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9) 8.53%

12. Type of Reporting Person (See Instructions) OO

CUSIP No. 802501106

1. Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only). 98-0415217
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only

4. Citizenship or Place of Organization…Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…0
6. Shared Voting Power…1,273,527
7. Sole Dispositive Power…0
8. Shared Dispositive Power…1,273,527

9. Aggregate Amount Beneficially Owned by Each Reporting Person…1,273,527

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9) 7.94%

12. Type of Reporting Person (See Instructions) PN

CUSIP No. 802501106

1. Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only

4. Citizenship or Place of Organization…Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…0
6. Shared Voting Power…1,273,527
7. Sole Dispositive Power…0
8. Shared Dispositive Power…1,273,527

9. Aggregate Amount Beneficially Owned by Each Reporting Person…1,273,527

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9) 7.94%

12. Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

Santa Monica Media Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

9229 Sunset Blvd., Suite 505, Los Angeles, California 90069, United States

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if none, Residence
Item 2(c).	Citizenship

QVT Financial LP

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Partnership

QVT Financial GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

QVT Fund LP

Walkers SPV, Walkers House

Mary Street

George Town, Grand Cayman, KY1 9001 Cayman Islands

Cayman Islands Limited Partnership

QVT Associates GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 802501106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”) and for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). On May 25, 2007, the Fund beneficially owned 725,776 shares of Common Stock and the Separate Account held 97,024 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by the Fund and the Separate Account. Accordingly, as of May 25, 2007, QVT Financial may have been deemed to be the beneficial owner of an aggregate amount of 822,800 shares of Common Stock (5.1% of the outstanding Common Stock), consisting of the shares owned by the Fund and the shares held in the Separate Account on that date.

As of the date hereof, the Fund beneficially owns 1,273,527 shares of Common Stock and the Separate Account holds 94,973 shares of Common Stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,368,500 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account on the date hereof.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund.

The Fund and the Separate Account also own warrants to purchase additional shares of Common Stock, which are not exercisable until the later of the Issuer’s completion of a business combination and March 27, 2008. As of the date of this filing, there has been no report of the completion of a business combination.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the shares of Common Stock owned by the Fund and the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon 16,038,125 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2007.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2007

QVT FINANCIAL LP By QVT Financial GP LLC, its General Partner		QVT FUND LP By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member		Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member		Name: Lars Bader Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member		Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member		Name: Lars Bader Title: Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 27, 2007

QVT FINANCIAL LP By QVT Financial GP LLC, its General Partner		QVT FUND LP By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member		Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member		Name: Lars Bader Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name: Daniel Gold Title: Managing Member		Name: Daniel Gold Title: Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name: Lars Bader Title: Managing Member		Name: Lars Bader Title: Managing Member